EXHIBIT 99.1

Corporate Presentation January 2018 NASDAQ: EARS Innovative Treatments for Inner Ear Disorders

Forward-looking Statements

Auris Medical
Cochlear therapies

This presentation and the accompanying oral commentary contain "forward-looking" statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation and the accompanying oral commentary, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "believe," "will," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "might," "approximately," "expect," "predict," "could," "potentially" or the negative of these terms or other similar expressions. Forward-looking statements appear in a number of places throughout this presentation and the accompanying oral commentary and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates AM-101 and AM-111, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These include, but are not limited to, the timing and conduct of clinical trials of our product candidates, the clinical utility of our product candidates, including the likelihood that the TACTT3 trial may not meet its endpoints, the timing or likelihood of regulatory filings and approvals, the timing or likelihood of regulatory filings and approvals, our intellectual property position and our financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption "Risk Factors" in our Annual Report on Form 20-F and in future filings with the Securities and Exchange Commission. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

www.aurismedical.com | NASDAQ: EARS
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Key Investment Highlights 2 www.aurismedical.com | NASDAQ: EARS Keyzilen ® for Acute Inner Ear Tinnitus: fast track designation Expect Phase 3 results in Q1 2018 3 Addressing the “Big 3” neurotology disorders with targeted - delivery products Hearing loss, Tinnitus and V ertigo 1 AM - 111 for Acute Inner Ear Hearing Loss: orphan & fast track designation Efficacy in Phase 3 subpopulation 2 High margin products with $3 billion global market potential 5 AM - 125 for Vertigo: reformulated betahistine Expect to initiate second Phase 1 trial in Q1 2018 4

3 Dedicated to Developing Neurotologic Therapeutics • Headquartered in Switzerland • Founded in 2003 • IPO in August 2014 • NASDAQ: EARS • Shares outstanding: 48.7M • Market cap: ~ $25M www.aurismedical.com | NASDAQ: EARS

Leadership Team Brings Significant Industry Experience Thomas Meyer, PhD Founder, Chairman and CEO • Former CEO and BoD member of diabetes care company Disetronic , >3B CHF market cap • Instrumental in Disetronic’s IPO and managing >20% sales CAGR over many years Hernan Levett , CPA Chief Financial Officer • Former Head of Group Controlling at Acino Pharma • Former VP of Finance Europe at InterMune • Former CFO of Novartis Chile 4 www.aurismedical.com | NASDAQ: EARS Andrea Braun, PhD Head, Regulatory and Quality Affairs • Former Head of Global Regulatory Affairs Biologics at Alvotech • Former Head of EU Regulatory Affairs at Roche

Robust Pipeline of Innovative Neurotologic Treatments 5 www.aurismedical.com | NASDAQ: EARS Dates of key milestones are indicative and subject to change.

6 Key Upcoming Milestones www.aurismedical.com | NASDAQ: EARS Q1 2018 • Announce TACTT3 top - line results • Start second AM - 125 Phase 1 trial Q2 2018 • Discussions on AM - 111 regulatory pathway • Complete AM - 125 Phase 1 trial • IND for AM - 125 Fall 2018 • Start AM - 125 Phase 2 trial

7 www.aurismedical.com | NASDAQ: EARS Keyzilen (AM - 101) for Tinnitus AM - 125 for Vertigo AM - 111 for Hearing Loss

Acute Inner Ear Tinnitus 8 • Unpleasant, unwanted sensation often perceived as “ringing” in the ears • Similar to pain sensation • Significant impact on sleep and ability to concentrate or relax • Substantial emotional distress and reduced quality of life • Acute stage = first three months • Current treatments: off - label steroids, ginkgo biloba, benzodiazepines, masking • 84% of US ENT physicians surveyed reported dissatisfaction with current tinnitus treatment options 1 www.aurismedical.com | NASDAQ: EARS Source: 1) Hall et al., Treatment options for subjective tinnitus: self reports from a sample of general practitioners and ENT physicians within Europe and the USA, 2011 “My world has come to a crashing halt. I can't study, I can't eat and I can't sleep. I am a skeleton of myself.”

Keyzilen Targets Aberrant NMDA Receptor Activity 9 www.aurismedical.com | NASDAQ: EARS • Noise overexposure causes acute injury of the inner ear • Keyzilen’s API, Esketamine , is a potent NMDA receptor antagonist • Inhibits aberrant NMDA mediated exitation of auditory nerve which is perceived as tinnitus following acute injury • Does not interfere with normal hearing • Administered 3 x over 3 - 5 days by intratympanic administration Cochlear I nner H air C ell S ynaptic C omplex

Proof of Concept in Two Phase 2 Trials

Auris Medical
Cochlear therapies

- Gradual and statistically significant improvement in tinnitus loudness (TLQ) and other PROs:
  - Tinnitus annoyance
  - Sleep difficulties
  - Tinnitus impact
- Patients treated within first three months from tinnitus onset (= acute)
- Treatment well tolerated
- FDA Special Protocol Assessment for Phase 3:
  - Confirm clinical meaningfulness of effect in tinnitus loudness with statistically significant reduction in tinnitus impact
  - Impact measured by Tinnitus Functional Index (TFI)
  - Higher frequency of TLQ ratings

Phase 2 Data



Improvement in Subjective Tinnitus Loudness TLQ from Baseline
Delta TLQ from baseline (points)
35
30
25
20
15
10
5
0
-5
Placebo
AM-101 Low Dose
AM-101 High Dose
D1
D2
D7
D30
D90

Mean absolute improvement of subjective TLQ in patients with unilateral tinnitus following acute acoustic trauma or otitis media (n = 84). TLQ was rated on a scale from 0 (no tinnitus heard) to 100 (extremely loud).
Van de Heyning et al., 2014.

www.aurismedical.com | NASDAQ: EARS

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11 • TACTT2 trial did not meet co - primary endpoints: change in TLQ and TFI • Potential design issue related to daily TLQ (patients focusing more on tinnitus, rating fatigue) • TFI performing better than TLQ • Clinically meaningful TFI improvement in relevant subgroups of patients with otitis media - related tinnitus • Keyzilen and intratympanic injection procedure well tolerated • Open label trials AMPACT1 and AMPACT2 • confirming good safety profile even with treatment for up to 12 months • suggesting potential benefits of repeating treatment cycles • supporting early treatment from onset of inner ear tinnitus www.aurismedical.com | NASDAQ: EARS First Phase 3 Not Meeting Expectations , But… 0 2 4 6 8 10 12 14 16 AM-101 0.87 mg/mL Placebo Reduction in TFI score Otitis media related tinnitus subpopulation Clinically meaningful p =0.048 Improvement of TFI score from baseline to Day 84 in patients with tinnitus related to otitis media ; repeated mesures ANCOVA (valid for efficacy population ; n=46).

Heading Into TACTT3 Read-Out

Auris Medical
Cochlear therapies

Applying key learnings from TACTT2 to its European sister trial TACTT3

- Protocol amendment in 2016 while still fully blinded
  - Elevated change in TFI to single primary efficacy endpoint
  - Enhanced statistical power by enrolling additional patients in each stratum
  - Included otitis media subgroup in confirmatory testing
  - Application of Hochberg testing procedure to control for multiplicity
  - Reduced TLQ rating frequency
- Otitis media accounting for 37% of patients in TACTT3 compared to 16% in TACTT2
- TACTT3 top-line results expected in Q1 2018

TACTT3 Testing Strategy



Change in TFI from baseline to Day 84
Overall population
Otitis media tinnitus subpopulation
Test first group with higher p-value against 0.05 significance value
If < 0.05: both groups are significant
If > 0.05: test other group against 0.025

www.aurismedical.com | NASDAQ: EARS

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Keyzilen: $750 Million US Market Potential

Auris Medical
Cochlear therapies

Primary Market Research

- 53 US ENT doctors surveyed[1]
  - 41 general ENTs, 12 otologists
- See an average of 44 tinnitus patients per month

38%
tinnitus patients seeking treatment in acute stage (up to three months from onset)

74%
of respondents expect monthly tinnitus patient volume to increase if an approved IT treatment were available

43%
of their tinnitus patients considered candidates for Keyzilen type product

1) *Survey conducted by MEDACorp, Inc. in April 2014*

Market Potential

- Target label: *acute peripheral tinnitus following traumatic injury to the cochlea or otitis media*

~25%
tinnitus cases caused by traumatic injury or otitis media

30%
bilateral patients (both ears affected)

~250,000
treatable ears per year

~$750 Million
market potential

Upside Potential:
- Other onset factors
- Extension of window beyond three months
- GP awareness driving increased referrals

www.aurismedical.com | NASDAQ: EARS
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14 www.aurismedical.com | NASDAQ: EARS Keyzilen (AM - 101) for Tinnitus AM - 125 for Vertigo AM - 111 for Hearing Loss

15 About Vertigo • False sensation of movement • Perceived as spinning or wheeling sensation • Potential for imbalance, nausea or vomiting • Peripheral causes include: • Functional: Meniere’s disease, labyrinthitis • Neurosensory : vestibular neuritis • Mechanical: benign paroxysmal positional vertigo (BPPV) • Tumors: vestibular schwannoma: intracranial tumor • Imbalance in signaling between left and right vestibular systems • Normally, left and right vestibular organs generate equal resting - state firing rates of action potentials, transmitting position and acceleration information to the brain • When a pathology disrupts signaling unilaterally, imbalance in vestibular tone can lead to illusory perception of movement www.aurismedical.com | NASDAQ: EARS

16 Betahistine Targets Histamine Receptors • Betahistine is a histamine analogue • H 1 receptor agonist • H 3 receptor antagonist • Both receptors widely expressed in brain and inner ear • Betahistine is used to treat vertigo by increasing • cochlear and vestibular blood flow ( peripheral ) • metabolism in vestibular neurons (central) • Oral betahistine is rapidly metabolized and has low bioavailability (~1%) • AM - 125 is being developed for intranasal administration of betahistine • Markedly higher plasma concentrations in Phase 1 • Second Phase 1 planned for Q1/Q2 2018 • Phase 2 planned to start in late 2018 www.aurismedical.com | NASDAQ: EARS 1 4 14 28 71 0 10 20 30 40 50 60 70 80 Relative to C max oral administration C max Betahistine in Plasma Oral Intranasal Single - dose Phase 1 study with intranasal delivery in healthy volunteers showed dose - dependent betahistine concentration in blood plasma with T max about 10 minutes post - dose, suggesting rapid onset , and significantly higher plasma concentrations C max than with oral dosing

AM-125 Market Opportunity

Auris Medical
Cochlear therapies

- ~35% of US adults over 40 years old (69 million Americans) have experienced some form of vestibular dysfunction[1]
- Almost 4 million ER visits p.a. related to dizziness or vertigo[2]
- Oral betahistine is one of the most widely-used medications for treating vertigo
  - Current worldwide annual betahistine sales total ~$450 million (at manufacturer prices)
  - Not approved in the US, but supplies from compounding pharmacies and Canadian mail order pharmacies
  - Despite limited availability, 56% of US neurotologists and 16% of generalists use it[3]
  - 20-30% of neurotologists use it often or always
- US market opportunity for AM-125 estimated at $400 million

[1] Agrawal et al. (2009), Arch Intern Med. 169(10):938-44.[2] Saber Tehrani A et al. (2013), Acad Emerg Med. 20(7):689-96. [3] Clyde et al. (2017), Otol Neurotol 38(6):159-67.

www.aurismedical.com | NASDAQ: EARS

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18 www.aurismedical.com | NASDAQ: EARS Keyzilen (AM - 101) for Tinnitus AM - 125 for Vertigo AM - 111 for Hearing Loss

Acute Inner Ear Hearing Loss 19 • Loss of sound perception • Significant impact on cognitive and auditory function • Substantially reduced quality of life • Acute stage = first four weeks • Oral corticosteroids de facto standard of care despite lack of evidence for efficacy 1 • Poor prognosis for acute profound hearing loss www.aurismedical.com | NASDAQ: EARS Source: 1) Wei BP et al., Steroids for idiopathic sudden sensorinerual hearing loss, 2013, Stachler et al., Clinical practice guideline: sudden hearing loss, 2012. “None of the treatments were able to bring back my hearing to normal and I currently can only hear at 60 dB in my right ear with no word recognition.”

AM - 111 Protects Stress Injured Sensory Cells 20 • C - jun N - terminal Kinase (JNK) involved in various cochlear insults • Stress conditions and pro - inflammatory cytokines activate JNK • AM - 111 is a potent cell - penetrating JNK inhibitor peptide protecting against apoptosis and inflammation • Otoprotection demonstrated in various acute cochlear injury models, e.g. noise trauma, ischemia, infection, inflammation, surgery trauma • Administered by single dose intratympanic injection www.aurismedical.com | NASDAQ: EARS Outer hair cells Inner hair cells Treated with AM - 111 four hours post trauma Treated with placebo four hours post trauma AM - 111 prevents or attenuates hearing loss by protecting hair cell functionality

21 Significant Hearing Improvement in Phase 3 www.aurismedical.com | NASDAQ: EARS Profound acute hearing loss (≥ 90 dB) at baseline 0.018 0.016 0 5 10 15 20 25 30 35 40 45 50 Day 3 Day 7 Day 28 Day 91 AM-111 0.4 mg/mL AM-111 0.8 mg/mL Placebo Improvement of hearing threshold at the average of the three worst affected contiguous test frequencies from baseline ; post - hoc repeated mesures ANCOVA ( mITT ; n=98). 0.167 • HEALOS phase 3 trial did not meet primary efficacy endpoint in overall population • Active numerically superior to placebo at all time points , though • Statistically and clinically significant treatment effect in subpopulation of patients with profound acute sudden deafness • Supported by likewise improvement in speech discrimination • Significant reduction in risk of no improvement / chronification of profund hearing loss • Similar outcomes as in Phase 2 • Favorable safety profile confirmed

AM-111: $400 Million US Market Potential

Auris Medical
Cochlear therapies

Primary Market Research

- 53 US ENT doctors surveyed[1]
  - 41 general ENTs, 12 otologists
- See an average of 11 patients with sudden deafness and 6 patients with acute acoustic trauma per month

40%
patients seeking treatment within first three days

43%
have severe to profound hearing loss

64%
expect ASNHL patient volume to increase if an approved IT treatment were available

60%
of their ASNHL patients considered as candidates for AM-111 type product

Market Potential

- Target label: *profound ASNHL*
  - Sudden deafness / ISSNHL (>50% of potential)
  - Acute acoustic trauma (workplace accidents, military)
  - Surgery trauma (cochlea implants, stapes & mastoid surgery)

10%
bilateral patients (both ears affected)

~50,000
treatable ears per year

~$400 Million
market potential

Upside Potential:
- Other onset factors
- GP awareness driving increased referrals

[1] *Survey by MEDACorp, Inc.*

www.aurismedical.com | NASDAQ: EARS

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Key Strategy Elements 23 www.aurismedical.com | NASDAQ: EARS Emerge as first neurotology company to bring first - in - class products to market Retain rights in US & EU Selectively partner in Asia and other regions Build commercial organization to serve ENTs with highly synergistic products Expand portfolio with additional products for ENT indications

Financial Overview 24 www.aurismedical.com | NASDAQ: EARS • 2018 operating expenses estimated at CHF 18m • Decreasing over 2017 as phase 3 trials completed / completing • Only partly compensated by increasing spending on AM - 125 • Declining sequentially through 2018 • Funding with cash on hand up to Q2 2018, including net proceeds of Jan 2018 offering up to Q3 2018 • LPC equity line (USD 11.7m remaining) Key figures ( in CHF thousands) CHF 1,000 Operating expenses 2016 30,223 Operating expenses 2017 ( guidance ) 25,000 Cash and cash equivalents 30/9/2017 20,198 Debt 30/9/2017 amortized through Jan 2020 11,032

Ownership / Capitalization

Auris Medical
Cochlear therapies

OWNERSHIP TABLE as of Jan 23, 2018		
Holder	# of Common Shares	% of Common Shares
5% Holders		
Sofinnova Venture	7,818,175	16.06%
Sofinnova Capital	5,384,450	11.06%
Total ownership >5%	15,702,625	27.12%
All Directors and Officers as a group	7,302,042	15.00%
Other shareholders	28,169,223	57.87%
Total common shares outstanding	48,673,890	100.0%

CAPITALIZATION TABLE as of Jan 23, 2018	
Description	Common Equivalent
Common Shares Outstanding	48,673,890
Options (weighted average price $1.74)	2,251,540
Restricted Stock Units	0
Warrants (weighted average price $1.25)	8,101,726
Total Fully Diluted Shares	59,027,156

www.aurismedical.com | NASDAQ: EARS

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26 Key Takeways www.aurismedical.com | NASDAQ: EARS Unmet medical need, serious conditions, safe treatments Targeting three major disorders: tinnitus, hearing loss and vertigo No FDA approved products Late stage pipeline Large US and global market opportunity in inner ear disorders Major news flow in 2018

Auris Medical Holding AG Bahnhofstrasse 21 CH - 6300 Zug Tel. +41 41 729 71 94 | Fax +41 61 201 13 51 www.aurismedical.com | NASDAQ: EARS Take care of your ears!